Enterra Energy Trust Notice of Second Quarter 2009 Results, Conference Call and Webcast Details

Calgary, Alberta – (Marketwire - August 10, 2009) - Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) will be announcing second quarter 2009 financial and operating results on Friday, August 14, 2009 prior to market opening.  A conference call and live audio webcast to discuss these results has also been scheduled for Friday, August 14, 2009 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the call on August 14, 2009, please dial 1-866-223-7781 or 1-416-340-8018 in Toronto.  The audio webcast will be available on the homepage of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. Mountain Time, August 21, 2009. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-800-408-3053 or 1-416-695-5800, followed by passcode 4470187#.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Current production is comprised of approximately 55 percent natural gas and 45 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or 1-877-263-0262
Webmail: info@enterraenergy.com

www.enterraenergy.com